Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ichor Holdings, Ltd.

We consent to the use of our report dated April 22, 2016, except as to Notes 14 and 15 pertaining to earnings per share and discontinued operations as to which the date is October 7, 2016, with respect to the consolidated balance sheets of Ichor Holdings, Ltd. and its subsidiaries as of December 25, 2015 and December 26, 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Portland, Oregon

November 29, 2016